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                               July 7, 2020

       Michael A. Bender
       Chief Financial Officer
       Pacific Oak Strategic Opportunity REIT, Inc.
       11150 Santa Monica Blvd., Suite 400
       Los Angeles, California 90025

                                                        Re: Pacific Oak
Strategic Opportunity REIT, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 15, 2020
                                                            File No. 333-239187

       Dear Mr. Bender:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-4

       Forum for Certain Litigation, page 201

   1. We note that your forum selection provision identifies the Circuit Court for Baltimore
                                                        City as the exclusive
forum for certain litigation, including any    derivative action.    Please
                                                        disclose whether this
provision applies to actions arising under the Securities Act or
                                                        Exchange Act. In that
regard, we note that Section 27 of the Exchange Act creates
                                                        exclusive federal
jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or
the rules and regulations thereunder, and Section 22 of the
                                                        Securities Act creates
concurrent jurisdiction for federal and state courts over all suits brought to enforce any
duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, please also revise your prospectus to
state that there is uncertainty as to whether a court would enforce such
 Michael A. Bender
Pacific Oak Strategic Opportunity REIT, Inc.
July 7, 2020
Page 2
      provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,
FirstName LastNameMichael A. Bender
                                                      Division of Corporation
Finance
Comapany NamePacific Oak Strategic Opportunity REIT, Inc.
                                                      Office of Real Estate &
Construction
July 7, 2020 Page 2
cc:       Robert H. Bergdolt, Esq.
FirstName LastName